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07006171

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

SECURITI...
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

A

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SEC FILE NUMBER
8- 52520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MICG Investment Management, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11815 Fountain Way, Suite 400
(No. and Street)

Newport News VA 23606
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Martinovich (757) 246-3665
(Area Code- Telephone Number)

PROCESSED
APR 13 2007
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, New York, NY 10036
(Address) (City) (State) (Zip Code)

SEC Mail Rec'd MAR 1, 2007 WASH. DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

BD 4/12

OATH OR AFFIRMATION

I, Jeff Martinovich swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MICG Investment Management, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Jeffrey A Martinovich
Signature

Chairman / CEO
Title

Deborah W. Leatherage
Notary Public Expires 5/31/09

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

TABLE OF CONTENTS

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Members and Board of Directors of
MICG Investment Management, LLC

We have audited the accompanying statement of financial condition of MICG Investment Management, LLC (the "Company") as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MICG Investment Management, LLC as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 28, 2007

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

MICG INVESTMENT MANAGEMENT, LLC
Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$	220,215
Receivable from clearing broker		70,859
Commissions and fees receivable		643,801
Property, equipment and leasehold improvements, at cost, net		818,891
Prepaid expenses and other assets		268,454
Total assets	$	2,022,220

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	327,221
Deferred rent		831,429
Notes and accounts payable to Credit Union Service Organizations		213,117
Total liabilities		1,371,767
Commitments and contingency		
Members' equity		650,453
Total liabilities and members' equity	$	2,022,220

The Notes to Statement of Financial Condition are an integral part of these statement.

Note 1. Organization and Summary of Significant Accounting Policies

MICG Investment Management, LLC (the "Company") was formed as a limited liability company under the laws of the State of Virginia. As a limited liability company, each member's liability is generally limited to amounts reflected in their respective member accounts. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and the Commodity Futures Trading Commission (the "CFTC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD") and the National Futures Association (the "NFA").

The Company operates its business as both a broker-dealer for securities and agent for insurance policies.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates, and those differences could be material.

Commissions receivable are carried at the amount considered to be collectible. The Company estimates doubtful accounts based on historical bad debts, factors related to specific customers' ability to pay and current economic trends. The Company writes off accounts receivable against the allowance when a balance is determined to be uncollectible.

Property and equipment is recorded at cost, and depreciated on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the estimated useful life or the remaining lease term, whichever is less.

The Company is treated as a partnership for federal and state income tax purposes. As such, the members are liable for individual federal and state income taxes on their respective share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in this financial statement.

Note 2. Concentration of Credit Risks

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, receivables from the clearing broker and commissions receivable.

(Continued)

Note 2. Concentration of Credit Risks (Concluded)

The Company maintains cash balances in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Receivable from the clearing broker primarily represents commission monies due from the clearing broker. The Company is subject to credit risk should the clearing broker be unable to repay this balance.

Commissions receivable represents commissions from insurance contracts, mutual fund and managed future account trail fees, and investment banking fees.

Note 3. Clearing Agreement

Pursuant to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from customers' failure to complete securities transactions.

The agreement expires January 1, 2007. The agreement automatically renews for one additional year unless either party provides 60 days' advance notice of nonrenewal. Should the Company cancel the agreement prior to the specified date, the Company must pay an early termination fee, up to $25,000.

Note 4. Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consists of the following:

	2006
Computer equipment (3 to 5 years)	$ 30,605
Furniture and artwork (5 to 10 years)	220,538
Leasehold improvements (4 to 10 years)	776,203
	1,027,346
Less accumulated depreciation and amortization	208,455
	$ 818,891

Note 5. Credit Union Service Organizations ("CUSOs")

The Company originally had agreements with seven Virginia credit unions (comprising five CUSOs) originally to manage financial service entities owned by these credit unions. The purpose of those organizations is to offer regulated securities as an investment option to credit union members. The Company staffs the facilities with registered securities brokers. During 2005, two of the CUSOs merged.

The Company allocates corporate overhead to the four remaining managed CUSOs. The profits or losses of the CUSOs are allocated between the two parties as part of the management fee arrangement.

At December 31, 2006, the Company had revolving lines of credit of $200,748 available with three CUSOs of which $191,368 was drawn and payable to the CUSOs. The unsecured lines bear interest at fixed rates ranging from 6% to 7%, except for one variable rate line which has a rate of prime plus 1.50%. They expire between September 2007 and October 2021.

Management of the Company and each CUSO has agreed to allow for right of offset of any net due to or due from balance against any balance owed on the revolving line of credit. Since the right of offset exists, the Company nets all due to and/or due from balances in the statement of financial condition.

Note 6. Commitments and Contingency

The Company leases facilities under five separate operating leases expiring between 2007 and 2017. In addition to the base rent, the lease requires the Company to pay a proportionate share for increased operating expenses of the building.

The Company is obligated for the following future minimum lease payments:

Year ending December 31,

2007	$ 556,209
2008	$ 551,707
2009	$ 561,417
2010	$ 571,344
2011	$ 581,532

(Continued)

Note 6. Commitments and Contingency (Concluded)

As part of these leases, the Company received rent concessions covering both free rent periods and leasehold improvements. The leasehold improvements are measured at the landlord's cost. The leasehold improvements and the deferred rent are each amortized over the life of the lease on a straight-line method. The free rent periods are included in the future minimum lease payments stated above as adjustments to the gross amounts of rent due and expensed over straight-line basis over the life of the lease.

The Company has guaranteed 50% of the line of credit loans made by three Virginia credit unions to three CUSOs managed by the Company. At December 31, 2006, the outstanding loans totaled $191,368. The maximum potential future payment would be $95,684. The Company believes that, based on current facts and circumstances, a material payment pursuant to such guarantees is remote. These guarantees expire at various times but renew automatically.

Note 7. Health Benefits

The Company provides to all full-time employees medical, dental, life and disability insurance by funding a "cafeteria plan" for such eligible employees.

Note 8. Profit-sharing Plan

Effective September 1, 2000, the Company adopted a qualified cash or deferred compensation plan under Section 401(k) of the Internal Revenue Code which covers all employees who have reached age 21. Under the plan, the Company will fully match participant contributions up to 7% of compensation.

Note 9. MICG Incentive Plan

This plan constitutes a discretionary bonus plan and is not, nor is it intended to be, a plan covered by the Employee Retirement Income Security Act of 1974, as amended.

(Continued)

Note 9. MICG Incentive Plan (Concluded)

This plan is effective during a change of ownership, defined as a merger, sale of substantially all of the assets, or a transfer of beneficial ownership (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of the Company by its interest holders, in which the interest holders immediately prior to such merger, consolidation, sale or transfer do not own at least 50% of the outstanding voting power of the equity interests of the Company immediately after such transaction. The distributable amount shall be five percent (5%) of the value of the net proceeds received by the Company (or, if applicable, its interest holders, when shares are fully distributed) as a result of the Liquidity Event. Each participant receives a notice of grant which sets forth the number of units granted to that participant, the vesting terms and such other terms and conditions as are determined by the plan administrator. The maximum number of incentive units that may be granted under the plan is 50,000.

Incentive units that are forfeited, redeemed or cancelled cease to be outstanding and become available for other grants under the plan (unless the plan has been terminated). Unless otherwise determined by the plan administrator and reflected in the notice grant, each participant's grant of incentive units shall vest as to 20% of the total number of units granted one year from the grant date and thereafter monthly (on the last day of each calendar month) as to 1/60 of the total number of units granted. A participant shall be entitled to receive the distributable amount only with respect to his or her vested incentive units (that have not been forfeited, terminated or cancelled) as of the applicable redemption date. For purposes of this plan, a unit is considered vested when the participant is eligible to receive a distribution during a Liquidity Event, as described above. No distributions shall be made with respect to unvested incentive units.

The transactions for the incentive units during 2006 were as follows:

Outstanding units at beginning of the year	$ 4,850
New units granted	-
Redeemed units	-
Outstanding units at end of the year	$ 4,850

As of December 31, 2006, no qualifying Liquidity Events have occurred; therefore, no related liabilities or expenditures have been recorded. Also, no units are exercisable at December 31, 2006.

Note 10. Related Party Transactions

The Company served as the General Partner and investment advisor of MICG Partners, L.P. (the "Partnership").

Note 11. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 and the CFTC's capital requirements pursuant to Regulation 1.17. These rules require that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $50,000, whichever is greater, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had a net capital deficiency of $658,299, before its requirement of $50,000. The deficiency was the result of an audit adjustment made to record leasehold improvements and related rent concessions pursuant to certain lease agreements (See Note 6). On February 16, 2007 upon notification to the Company of the audit adjustment to record the leasehold improvements and related rent payable, the members' contributed capital of $750,000.

(Unaudited) With the inclusion of the additional capital, the Company's net capital at February 16, 2007 was in excess of the requirement.

The Company's clearing agreement with its clearing broker requires the Company to meet certain requirements, including maintaining $75,000 of capital in addition to any capital required by SEC Rule 15c3-1. At December 31, 2006, the Company's capital was deficient of this requirement by $783,299.

(Unaudited) With the inclusion of $750,000 of capital noted above, the Company was in excess of the clearing broker's capital requirements at February 16, 2007.

The Independent Auditor's Supplementary Report on Internal Control, which includes mention of a material inadequacy, is available for inspection at the Securities and Exchange Commission in Washington, D.C. and New York.

END